Nektar Therapeutics
201 Industrial Road
San Carlos, California 94070

Sender Contact Information
P: (650) 620-5990
F: (650) 620-5360

January 26, 2009

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549
Attention:  Nandini Acharya, Esq.

Re:	Nektar Therapeutics — Form 10-K for the Year Ended December 31, 2007 (File No. 000-24006)

Dear Ms. Acharya:

We are in receipt of the letter dated December 10, 2008 (the “Comment Letter”), including comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Form 10-K for the year ended December 31, 2007 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation (the “Registrant”), on February 29, 2008 (the “Form 10-K”).  Set forth below are the Registrant’s responses to the Staff’s comments.  The numbers associated with the headings and responses set forth below correspond to the numbered comments in the letter from the Staff.

We request, pursuant to 17 C.F.R. §200.83, that you accord confidential treatment to the portions of this letter that are redacted and marked “[***]” in the EDGAR-filed copy of this response letter and not disclose such provisions to any person who is not an employee of the Commission unless otherwise required to do so by law.  Confidential treatment is requested to protect confidential financial or commercial information the publication of which would result in competitive disadvantages.  Along with its redacted EDGAR-filed copy, the Registrant is concurrently delivering an unredacted hard copy of its response to the Commission.

Item 1.  Business, pages 6-7
Approved Products and Clinical Pipeline

1.
We note that the agreements related to several of the partnered product candidates listed on your chart on pages 6-7 are not described in your Business section or filed as exhibits to your Form 10-K.  Please expand your disclosure in the Business section to provide a description of each of the following agreements, including the material terms of each agreement, the aggregate potential milestone payments, the aggregate royalty and milestone amounts received or paid to date and the term and termination provisions.  If any of the agreements terminate upon the last-to-expire relevant patent, please disclose the year of expiration of such patent.  Item 601(b)(10) of Regulation S-K requires you to include material contracts as exhibits.  Please file each agreement as an exhibit to the Form 10-K or provide us with a comprehensive analysis supporting your determination that these agreements are not material to your business:

•	Agreement with Solvay Pharmaceuticals related to pulmonary dronabinol;
•	Agreement with Amgen, Inc. related to Neulasta®;
•	Agreement with Hoffman-La Roche, Ltd. related to PEGASYS®;
•	Agreement with Pfizer, Inc. related to Somavert®;
•	Agreement with Schering-Plough Corporation related to PEG-INTRON®;
•	Agreement with OSI Pharmaceuticals (formerly Eyetech) related to Macugen®;
•	Agreement with Affymax, Inc. related to Hematide™; and
•	Agreement with UCB Pharma related to CDP 791.

Response:

The Registrant respectfully submits that the contracts entered in relation to partnered product candidates are not material to the business of the Registrant and are not required to be filed with the Form 10-K.  The Registrant further respectfully requests that the Registrant not be required to amend the Form 10-K to expand the disclosure in the Business section.  As discussed below, given the significant events affecting the Registrant starting in late 2007 and the substantial changes in the Registrant’s business focus in 2008, and since the contracts related to partnered product candidates were each such as ordinarily accompany the kind of business conducted by the Registrant and on which the Registrant was not substantially dependent, the Registrant respectfully submits that an amendment attempting to characterize such contracts in the context of the Registrant’s business as it existed in 2007 would not be useful, and could be confusing, to current investors.

Historically, the Registrant depended on revenue from its pulmonary business, in particular contract research and manufacturing revenue from Pfizer, Inc. related to Exubera®, an inhaled powder human insulin drug-device combination product.  Revenue from Pfizer represented 64% and 69% of the Registrant’s total revenue for the years 2006 and 2007, respectively.  In October 2007, Pfizer announced that it was exiting the Exubera business and, in November 2007, the Registrant entered a termination agreement and mutual release with Pfizer (the “Pfizer Termination”).  In the Form 10-K, the Registrant disclosed that it was seeking a new marketing and development partner for Exubera or the related next generation inhaled insulin development program (NGI) and that Pfizer had agreed to maintain certain manufacturing capabilities for an interim period.  On April 9, 2008, the Registrant announced that it had ceased all negotiations with potential partners for Exubera and NGI as a result of new data analysis from ongoing clinical trials conducted by Pfizer and would cease all spending associated with the inhaled insulin programs.

On October 20, 2008, the Registrant and Aerogen, Inc., a Delaware corporation and a wholly-owned subsidiary of Nektar (“Aerogen”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Novartis Pharmaceuticals Corporation, a Delaware corporation, and Novartis Pharma AG, a Swiss corporation (together with Novartis Pharmaceuticals, “Novartis”), to transfer to Novartis certain of the assets related to the Registrant’s pulmonary business, associated technology and intellectual property for a purchase price of $115 million in cash (the “Pulmonary Asset Sale”).  The Registrant completed the Pulmonary Asset Sale effective as of 11:59 p.m. on December 31, 2008.

The Registrant’s business has changed fundamentally since the Pfizer Termination.  The Registrant’s termination of its agreements with Pfizer and the substantial revenue those agreements provided, the cessation of spending associated with developing and maintaining the inhaled insulin programs and the completion of the Pulmonary Asset Sale has altered the Registrant’s business from one weighted towards investment in pulmonary technologies and deriving a significant portion of total revenue from Pfizer to a business focused on the PEGylation technology drug development platform that is designed to enhance performance of a variety of drug classes and the clinical development of product candidates based on this platform.  As a result of the Pfizer Termination and the Pulmonary Asset Sale, the Registrant is no longer party to some of the agreements listed in the Comment Letter related to the pulmonary business.  Though the Registrant remains party to the partnership agreements related to the PEGylation business, the contracts entered in relation to such partnerships (i) are such as ordinarily accompany the kind of business conducted by the Registrant and (ii) are not contracts (a) with related parties, (b) upon which the Registrant’s business is or has been substantially dependent, (c) calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the Registrant on a consolidated basis or (d) that constitute material leases.  (See Item 601 under Regulation S-K.)  In relation to (b), the discussions that follow of each contract listed in Question 1 outline the percentage of total revenue related to each such contract since 2005.  (Please note that any revenue amounts or percentages for 2008 included in this response to the Comment Letter are estimates and are subject to adjustment in relation to the Registrant’s year-end financial closing.  The Registrant does not expect any adjustments related to the year-end financial closing to materially alter the revenue amounts and percentages in this response to the Comment Letter.)

The Registrant will expand the disclosure in its Form 10-K for the year ended December 31, 2008, to describe certain of its partnerships that it believes may facilitate an understanding of its current business, though the Registrant respectfully submits that such partnerships are not individually material to the business of the Registrant.  Below please find, in addition to discussions of revenue related to each contract listed in Question 1, potential disclosure related to each such contract, which the Registrant may include in its Form 10-K for the year ended December 31, 2008.

In relation to the Staff’s request that the Registrant include aggregate potential milestone payments and the aggregate royalty and milestone amounts received or paid to date, the Registrant respectfully requests that it not be required to include such information.  The Registrant respectfully submits that disclosure of such payments and amounts is not required under Regulation S-K or any other applicable rules or regulations because the Registrant does not believe, as explained above, that any of the underlying partnerships is material to the business of the Registrant and the Registrant’s business is not dependent on revenue from any such payments or amounts.  In addition, since milestone and royalty payments are contingent on a number of factors, such as clinical, regulatory and market success, which are subject to a number of significant risks and uncertainties and are not typically in the control of Registrant, the disclosure of specific milestone and royalty payments, when they are only potential payments and might never be paid to the Registrant, could be misleading.  The specificity of such information could undermine the Registrant’s best efforts to explain their contingency and create a false confidence in the likelihood of receipt of such payments.  Moreover, the disclosure of such financial and commercial information would not be customary and would result in competitive disadvantages and the release of confidential information of the Registrant and its partners.  Such disclosure would compromise the Registrant’s position in negotiations with future partners and would weaken the Registrant’s ability to command improved economic terms.

In relation to the Staff’s request that the Registrant disclose the year of expiration of any patents that relate to a termination provision upon the last-to-expire relevant patent, the Registrant respectfully requests that it not be required to include such information.  The expiration year of the last-to-expire relevant patent under a contract can be difficult to determine since patents are subject to various contingencies (as noted in relation to enforceability, validity, scope and length of patent coverage in the section in the Form 10-K titled “Patents and Proprietary Rights”) and the patent claims that fall under a contract may change.  Since the expiration year of the last-to-expire relevant patent can change and disclosure of a fixed year could be misleading, the Registrant respectfully requests that relevant contract descriptions note that the contract terminates upon the last-to-expire relevant patent and, in the future, the Registrant will consider disclosing a specific year as such expirations approach.

(a)	Agreement with Solvay Pharmaceuticals related to pulmonary dronabinol

(i) Agreement Terminated as of September 19, 2008

In February 2002, the Registrant entered into a research and collaboration agreement with Unimed Pharmaceuticals, Inc., a wholly owned subsidiary of Solvay Pharmaceuticals, Inc., to develop a formulation of dronabinol (synthetic delta-9-tetrahydrocannabinol) to be delivered using a metered dose inhaler as a potential new migraine headache treatment.  Under the terms of the agreement, the Registrant was entitled to receive research and development funding, milestone payments based on clinical progress and royalty payments on product sales and manufacturing revenue if the product was commercialized.  On March 19, 2008, Solvay gave the Registrant notice of termination and, pursuant to its terms, the agreement was terminated as of September 19, 2008.

(ii) Agreement Made in the Ordinary Course and Not Material to the Business

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant did not derive a significant percentage of total revenue and on which the Registrant’s business was not substantially dependent, the agreement was not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(b)	Agreement with Amgen, Inc. related to Neulasta®

(i) Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In July 1995, we entered into a supply and license agreement with Amgen, Inc., pursuant to which we license our proprietary PEGylation technology to be used in the development and manufacture of Neulasta®.  Neulasta selectively stimulates the production of neutrophils that are depleted by cytotoxic chemotherapy, a condition called neutropenia that makes it more difficult for the body to fight infections.  We manufacture and supply our proprietary PEGylation reagent for Amgen on a fixed price basis.  The term of the agreement is for a fixed duration with a limited number of renewal options.  We currently estimate that the last renewal term will expire in 2010.

(ii) Agreement Made in the Ordinary Course and Not Material to the Business

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(c)	Agreement with Hoffman-La Roche, Ltd. related to PEGASYS®

(i) Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In February 1997, we entered into a license, manufacturing and supply agreement with F. Hoffman La Roche Ltd. and Hoffman-La Roche, Inc. (Roche), under which we granted Roche a worldwide, exclusive license to use certain PEGylation reagents to manufacture and commercialize a certain class of products, of which Pegasys® is the only product currently commercialized.  Pegasys is approved in the U.S., E.U. and other countries for the treatment of Hepatitis C and is designed to help the patient’s immune system fight the Hepatitis C virus.  We currently manufacture our proprietary PEGylation reagent for Roche on a price per gram basis.  Roche has an option for a license extension related to the agreement.  The agreement expires on the later of January 10, 2015 or the expiration of our last relevant patent containing a valid claim, which we currently estimate to extend beyond 2015.

(ii) Agreement Made in the Ordinary Course and Not Material to the Business

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(d)	Agreement with Pfizer, Inc. related to Somavert®

(i) Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In January 2000, we entered into a license, manufacturing and supply agreement with Sensus Drug Development Corporation (subsequently acquired by Pharmacia Corp. in 2001 and then acquired by Pfizer, Inc. in 2003), for the PEGylation of Somavert™ (pegvisomant), a human growth hormone receptor antagonist for the treatment of acromegaly.  We currently manufacture our proprietary PEGylation reagent for Pfizer on a price per gram basis.  The agreement expires on the later of ten years from the grant of first marketing authorization in the designated territory, which occurred in March 2003, or the expiration of our last relevant patent containing a valid claim, which we currently estimate at later than March 2013.  In addition, Pfizer may terminate the agreement if marketing authorization is withdrawn or marketing is no longer feasible due to certain circumstances, and either party may terminate for cause if certain conditions are met.

(ii) Agreement Made in the Ordinary Course and Not Material to the Business

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(e)	Agreement with Schering-Plough Corporation related to PEG-INTRON®

(i) Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In February 2000, we entered into a manufacturing and supply agreement with Schering-Plough Corporation (Schering) for the manufacture and supply of our proprietary PEGylation reagent to be used by Schering in production of a pegylated recombinant human interferon-alpha (PEG-Intron™).  PEG-Intron is a treatment for patients with Hepatitis C.  We currently manufacture our proprietary PEGylation reagent for Schering on a price per gram basis.  The agreement is for a fixed duration with renewal terms conditioned upon mutual agreement by the parties of new terms to be reached twelve months prior to any such renewal period.  In addition, the agreement is terminable upon twenty-four months advance written notice by either party.

(ii) Agreement Made in the Ordinary Course and Not Material to the Business

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(f)	Agreement with OSI Pharmaceuticals (formerly Eyetech) related to Macugen®

(i) Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In 2002, we entered into a license, manufacturing and supply agreement with Eyetech Pharmaceuticals, Inc. (subsequently acquired by OSI Pharmaceuticals, Inc. in 2005), pursuant to which we license our proprietary PEGylation technology for the development and commercialization of Macugen®, a PEGylated anti-vascular endothelial growth factor aptamer currently approved in the U.S. and E.U. for use in treating age related macular degeneration.  We currently manufacture our proprietary PEGylation reagent for OSI on a price per gram basis.  Under the terms of the agreement, we will receive royalties on net product sales in any particular country covered by a valid patent claim for the longer of ten years from the date of the first commercial sale of the product in that country or the manufacture, use or sale of such product in that country.  The agreement expires upon the expiration of our last relevant patent containing a valid claim.  In addition, OSI may terminate the agreement if marketing authorization is withdrawn or marketing is no longer feasible due to certain circumstances, and either party may terminate for cause if certain conditions are met.

(ii) Agreement Made in the Ordinary Course and Not Material to the Business

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(g)	Agreement with Affymax, Inc. related to Hematide™

(i) Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In April 2004, we entered into a license, manufacturing and supply agreement with Affymax, Inc., under which we granted Affymax a worldwide, non-exclusive license under certain of our proprietary PEGylation technology to develop, manufacture and commercialize Hematide™.  We currently manufacture our proprietary PEGylation reagent for Affymax on a fixed price basis subject to annual adjustments.  Affymax has an option to convert this manufacturing pricing arrangement to cost plus at any time prior to the date the NDA for Hematide is submitted to the FDA.  In addition, Affymax is responsible for all clinical development, regulatory and commercialization expenses and we are entitled to development milestones and royalties on net sales of Hematide.  Our right to receive royalties in any particular country will expire upon the later of ten years after the first commercial sale of the product in that country or the expiration of patent rights in that particular country.  The agreement expires on a country-by-country basis upon the expiration of Affymax’s royalty obligations.  The agreement may also be terminated by either party for the other party’s continued material breach after a cure period or by us in the event that Affymax challenges the validity or enforceability of any patent licensed to them under the agreement.

(ii) Agreement Made in the Ordinary Course and Not Material to the Business

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(h)	Agreement with UCB Pharma related to CDP 791

(i) Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In December 2000, we entered into a licensing, manufacturing and supply agreement with Celltech Chiroscience Ltd. (subsequently acquired by UCB Pharma) for several PEGylated antibody fragment products, one of which was a PEG-antibody fragment angiogenesis inhibitor for non-small cell lung cancer (CDP 791).  In August 2002, the agreement was superseded by an agreement that relates only to CDP 791.  Under the terms of the 2002 agreement, we provide development and manufacturing services for the CDP 791 product.  UCB is responsible for all clinical development, regulatory and commercialization expenses.  We have the right to receive development milestone payments, manufacturing revenue on a cost-plus basis and royalties on net product sales following commercial launch.  Our right to receive royalties in any particular country will expire upon the later of between ten or twelve years (which period depends on certain factors) after the first commercial sale of the product in that country or the expiration of patent rights in that particular country.  The agreement expires upon the expiration of all of UCB’s royalty obligations, provided that the agreement can be extended for successive two year renewal periods upon mutual agreement of the parties.  In addition, UCB may terminate the agreement should it cease the development and marketing of the product and either party may terminate for cause under certain conditions.

(ii) Agreement Made in the Ordinary Course and Not Material to the Business

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

Item 1.  Business, pages 9-12

2.
We note your description of selected collaborative agreements under which you may receive milestone payments.  Please revise the discussion of these agreements to include a description of the material terms of each agreement, including the aggregate potential milestone payments and the aggregate amounts of milestone payments and royalties received to date.  Additionally, please describe the term and termination provisions.  If any of the agreements terminate upon the last-to-expire relevant patent, please disclose the year of expiration of such patent.

Response:

The Registrant respectfully requests that the Registrant not be required to amend the Form 10-K to expand the disclosure in the Business section related to the collaborations related to this Question 2.  Given the significant events affecting the Registrant starting in late 2007 and the substantial changes in the Registrant’s business focus in 2008, and since the contracts related to such collaborations were each such as ordinarily accompany the kind of business conducted by the Registrant and on which the Registrant was not substantially dependent, the Registrant respectfully submits that an amendment attempting to characterize such contracts in the context of the Registrant’s business as it existed in 2007 would not be useful, and could be confusing, to current investors.

The Registrant will expand the disclosure in its Form 10-K for the year ended December 31, 2008, to describe certain of its collaborations that it believes may facilitate an understanding of its current business, though the Registrant respectfully submits that such collaborations are not individually material to the business of the Registrant.  Below please find potential disclosure related to each such contract, which the Registrant may include in its Form 10-K for the year ended December 31, 2008.

In relation to the Staff’s request that the Registrant include aggregate potential milestone payments and the aggregate royalty and milestone amounts received or paid to date and disclose the year of expiration of any patents that relate to a termination provision upon the last-to-expire relevant patent, the Registrant respectfully requests that it not be required to include such information for the reasons discussed above under Question 1.

(a)	Exubera Product and Next-Generation Inhaled Insulin Development Program (NGI) (Formerly Partnered with Pfizer Inc.)

Agreement Terminated as of November 9, 2007

In October 2007, Pfizer announced that it was exiting the Exubera business and, in November 2007, the Registrant entered a termination agreement and mutual release with Pfizer.  In the Form 10-K, the Registrant disclosed that it was seeking a new marketing and development partner for Exubera or the related next generation inhaled insulin development program (NGI) and that Pfizer had agreed to certain maintenance activities for an interim period.  On April 9, 2008, the Registrant announced that it had ceased all negotiations with potential partners for Exubera and NGI as a result of new data analysis from ongoing clinical trials conducted by Pfizer and would cease all spending associated with its inhaled insulin programs.

(b)	NKTR-061(inhaled Amikacin) (Partnered with Bayer AG)

Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In August 2007, we entered into a co-development, license and co-promotion agreement with Bayer Healthcare LLC to develop a specially-formulated Amikacin (NKTR-061).  Under the terms of the agreement, Bayer is responsible for most future clinical development and commercialization costs, all activities to support worldwide regulatory filings, approvals and related activities, further development of formulated Amikacin and final product packaging.  We are responsible for any future development of the nebulizer device included in the Amikacin product through the completion of Phase 3 clinical trials and scale-up for commercialization.  Under the terms of the agreement, we are entitled to development milestones and sales milestones upon achievement of certain annual sales targets.  We are also entitled to royalties based on annual worldwide net sales of the Amikacin product.  Our right to receive these royalties in any particular country will expire upon the later of ten years after the first commercial sale of the product in that country or the expiration of certain patent rights in that particular country, subject to certain exceptions.  The agreement expires in relation to a particular country upon the expiration of all royalty and payment obligations between the parties related to such country.  Subject to termination fee payment obligations, Bayer also has the right to terminate the agreement for convenience.  In addition, the agreement may also be terminated by either party for certain product safety concerns, the product’s failure to meet certain minimum commercial profile requirements or uncured material breaches by the other party.  For certain Bayer terminations, we may have reimbursement obligations to Bayer.

(c)	Hemophilia Programs (Partnered with Subsidiaries of Baxter International)

Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In September 2005, we entered into an exclusive research, development, license and manufacturing and supply agreement with Baxter Healthcare SA and Baxter Healthcare Corporation (Baxter) to develop products with an extended half-life for the treatment and prophylaxis of Hemophilia A patients using our PEGylation technology.  In December 2007, we expanded our agreement with Baxter to include the license of our PEGylation technology and proprietary PEGylation methods with the potential to improve the half-life of any future products Baxter may develop for the treatment and prophylaxis of Hemophilia B patients.  Under the terms of the agreement, we are entitled to research and development funding, and we manufacture our proprietary PEGylation reagent for Baxter on a cost plus basis.  Baxter is responsible for all clinical development, regulatory and commercialization expenses.  In relation to Hemophilia A, we are entitled to development milestones and royalties on net sales varying by product and country of sale.  Our right to receive these royalties in any particular country will expire upon the later of ten years after the first commercial sale of the product in that country or the expiration of patent rights in certain designated countries or in that particular country.  In relation to Hemophilia B, we are entitled to development and sales milestones and royalties on net sales varying by product and country of sale.  Our right to receive these royalties in any particular country will expire upon the later of twelve years after the first commercial sale of the product in that country or the expiration of patent rights in certain designated countries or in that particular country.  The agreement expires in relation to a particular product and country upon the expiration of all of Baxter’s royalty obligations related to such product and country.  The agreement may also be terminated by either party for the other party’s material breach or insolvency, provided that such other party has been given a chance to cure or remedy such breach or insolvency.  Subject to certain limitations as to time, and possible termination fee payment obligations, Baxter also has the right to terminate the agreement for convenience.  We have the right to terminate the agreement or convert Baxter’s license from exclusive to non-exclusive in the event Baxter fails to comply with certain diligence obligations.

(d)	Tobramycin Inhalation Powder (TIP) Program (Formerly Partnered with Novartis Pharma AG)

Agreement Terminated as of December 31, 2008

The Registrant was party to a collaboration with Novartis Pharma AG related to the development of Tobramycin inhalation powder (TIP) for the treatment of lung infections caused by the bacterium Pseudomonas aeruginosa in cystic fibrosis patients.  The collaborative research, development and commercialization agreement with Novartis Pharma AG terminated as of December 31, 2008, as part of the closing of the Pulmonary Asset Sale.  As part of the termination, the Registrant relinquished its rights to future research and development funding and milestone payments, as well as to any future royalty payments or manufacturing revenue.

(e)	Ciproflaxin Inhalation Powder Program (Formerly Partnered with Bayer AG)

Agreement Assigned to Novartis as of December 31, 2008

The Registrant was party to a collaborative research, development and commercialization agreement with Bayer Healthcare AG related to the development of an inhaled powder formulation of Ciprofloxacin for the treatment of chronic lung infections caused by Pseudomonas aeruginosa in cystic fibrosis patients.  As of December 31, 2008, the Registrant assigned the collaborative research, development and commercialization agreement to Novartis Pharma AG as part of the closing of the Pulmonary Asset Sale.  Pursuant to the terms of the Asset Purchase Agreement with Novartis, the Registrant maintains rights to receive potential royalties in the future based on net product sales if Ciprofloxacin receives regulatory approval and is successfully commercialized.

(f)	CIMZIA® Program (Partnered with UCB)

Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In December 2000, we entered into a license, manufacturing and supply agreement for CIMZIA® (certolizumab pegol, CDP870) with Celltech Chiroscience Ltd. (which was acquired by UCB Pharma in 2004).  Under the terms of the agreement, UCB is responsible for all clinical development, regulatory and commercialization expenses.  We have the right to receive manufacturing revenue on a cost-plus basis and royalties on net product sales.  We are entitled to receive royalties on net sales of the CIMZIA product in any particular country for the longer of ten years from the first commercial sale of the product in that country or the expiration of patent rights in that particular country.  The agreement expires upon the expiration of all of UCB’s royalty obligations, provided that the agreement can be extended for successive two year renewal periods upon mutual agreement of the parties.  In addition, UCB may terminate the agreement should it cease the development and marketing of CIMZIA and either party may terminate for cause under certain conditions.

(g)	MIRCERA (C.E.R.A.) (Continuous Erythropoietin Receptor Activator) Program (Partnered with Hoffman-La Roche Ltd.)

Draft Disclosure for Form 10-K for the Year Ended December 31, 2008

In December 2000, we entered into a license, manufacturing and supply agreement with Hoffman-La Roche Ltd. and Hoffman-La Roche, Inc. (Roche), which was amended and restated in its entirety in December 2005.  Pursuant to the agreement, we license our proprietary PEGylation reagent for use in the development and manufacture of Roche’s MIRCERA product.  MIRCERA is a novel continuous erythropoietin receptor activator indicated for the treatment of anemia associated with chronic kidney disease in patients on dialysis and patients not on dialysis.  We are entitled to receive royalties on net sales of the MIRCERA product in any particular country for the longer of ten years from the first commercial sale of the product in that country or the expiration of patent rights in that particular country.  The agreement expires upon the expiration of all of Roche’s royalty obligations, unless earlier terminated by Roche for convenience or by either party for cause under certain conditions.

3.
We note that several of the selected collaborative agreements described in this section have not been filed as exhibits to your Form 10-K.  Please include the following agreements as exhibits to the Form 10-K or provide us with an analysis supporting your determination that these agreements are not material to your business:

•	Collaborative Research, Development and Commercialization Agreement with Novartis Pharma AG;
•	2005 Collaboration Agreement with Bayer AG to develop an inhaled powder formulation of a novel form of Ciprofloxacin;
•	License, Manufacturing and Supply Agreement for CIMZIA™ with UCB Pharma; and
•	License, Manufacturing and Supply Agreement for the license of your proprietary PEGylation reagent with Hoffman-La Roche Ltd.

Response:

The Registrant respectfully submits that the contracts referred to in Question 3 are not material to the business of the Registrant and are not required to be filed with the Form 10-K.  As discussed under Question 1 above, the Registrant’s business has changed fundamentally since the Pfizer Termination.  As a result of the Pfizer Termination and the Pulmonary Asset Sale, the Registrant is no longer party to the collaborative research, development and commercialization agreement with Novartis Vaccines and Diagnostics, Inc. or the collaborative research, development and commercialization agreement with Bayer Healthcare AG.  The Registrant remains party to the other two agreements referred to in Question 3; however, all of the contracts referred to in Question 3 (i) are such as ordinarily accompany the kind of business conducted by the Registrant and (ii) are not contracts (a) with related parties, (b) upon which the Registrant’s business is or has been substantially dependent, (c) calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the Registrant on a consolidated basis or (d) that constitute material leases.  (See Item 601 under Regulation S-K.)  In relation to (b), the discussions that follow of each contract referred to in Question 3 outline the percentage of total revenue related to each such contract since 2005.  (Please note that any revenue amounts or percentages for 2008 included in this response to the Comment Letter are estimates and are subject to adjustment in relation to the Registrant’s year-end financial closing.  The Registrant does not expect any adjustments related to the year-end financial closing to materially alter the revenue amounts and percentages in this response to the Comment Letter.)

(a)	Collaborative Research, Development and Commercialization Agreement for Tobramycin inhalation powder (TIP) with Novartis Vaccines and Diagnostics, Inc.

The Registrant was party to a collaborative research, development and commercialization agreement with Novartis Vaccines and Diagnostics, Inc. related to the development of Tobramycin inhalation powder (TIP) for the treatment of lung infections caused by the bacterium Pseudomonas aeruginosa in cystic fibrosis patients.  The collaborative research, development and commercialization agreement was terminated as of December 31, 2008, as part of the closing of the Pulmonary Asset Sale.  As part of the termination, the Registrant relinquished its rights to future research and development funding and milestone payments, as well as to any future royalty payments or manufacturing revenue.

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant did not derive a significant percentage of total revenue and on which the Registrant’s business was not substantially dependent, the agreement was not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(b)	2005 Collaboration Agreement for Ciprofloxacin with Bayer Healthcare AG

The Registrant was party to a collaborative research, development and commercialization agreement with Bayer Healthcare AG related to the development of an inhaled powder formulation of Ciprofloxacin for the treatment of chronic lung infections caused by Pseudomonas aeruginosa in cystic fibrosis patients.  As of December 31, 2008, the Registrant assigned the collaborative research, development and commercialization agreement to Novartis Pharma AG as part of the closing of the Pulmonary Asset Sale.  Pursuant to the terms of the Asset Purchase Agreement with Novartis, the Registrant maintains rights to receive potential royalties in the future based on net product sales if Ciprofloxacin receives regulatory approval and is successfully commercialized.

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant has not derived a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

(c)	License, Manufacturing and Supply Agreement for CIMZIA™ with UCB Pharma

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.  The Registrant further submits that [***] the agreement remains a routine collaboration agreement made in the ordinary course of its business and on which the Registrant’s business is not substantially dependent, and, thus, the agreement is not material to the business of the Registrant and will not be required to be filed with the Registrant’s Form 10-K for the year ended December 31, 2008.

(d)	License, Manufacturing and Supply Agreement for MIRCERA with Hoffman-La Roche Ltd.

[***].  The Registrant respectfully submits that, as a routine collaboration agreement made in the ordinary course of its business from which the Registrant does not derive a significant percentage of total revenue and on which the Registrant’s business is not substantially dependent, the agreement is not material to the business of the Registrant and is not required to be filed with the Form 10-K.

Patents and Proprietary Rights, page 17

4.
Please expand your disclosure in this section to address whether you developed your PEGylation and pulmonary technology and related intellectual property internally or whether you acquired such technology and related intellectual property.  If any of your key technology and intellectual property was acquired, please identify the party from which it was acquired and the material terms of the license, including exclusivity provisions, geographic limitations, and term and termination provisions.  Please file any such license as an exhibit.

Response:

As previously disclosed by the Registrant, in June 2001, the Registrant completed the acquisition of Shearwater Corporation, a privately-held corporation that was focused on PEGylation technology research and development.  The acquisition provided the Registrant’s initial entry into the PEGylation business.  Other than the acquisition of Shearwater, the Registrant has developed its PEGylation technology with its own internal research and development personnel and has substantially expanded its intellectual property portfolio related to this business.

The Registrant respectfully requests that the Registrant not be required to amend the Form 10-K to expand the disclosure in the section titled “Patents and Proprietary Rights” because the Registrant does not believe the disclosure is material and because the Registrant disclosed the acquisition elsewhere.  The Registrant will include disclosure regarding the Shearwater acquisition in the section titled “Patents and Proprietary Rights” in its Form 10-K for the year ended December 31, 2008.

*           *           *

As specifically requested by the Commission, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (650) 620-5990 or Jennifer A. DePalma, Esq. at (650) 473-2670.

Sincerely,

/s/ Gil M. Labrucherie

Gil M. Labrucherie
Senior Vice President, General Counsel & Secretary of Nektar Therapeutics

cc:	Howard W. Robin, President and Chief Executive Officer of Nektar Therapeutics
Sam Zucker, Esq., O’Melveny & Myers LLP
Jennifer A. DePalma, Esq., O’Melveny & Myers LLP